GAP INC. REPORTS JULY SALES DOWN 5 PERCENT; COMPARABLE STORE SALES DOWN 11 PERCENT

Company Increases Full Year Earnings Per Share Guidance

SAN FRANCISCO - August 7, 2008 - Gap Inc. (NYSE: GPS) today reported net sales of $998 million for the four-week period ended August 2, 2008, which is a decrease of 5 percent as compared with net sales of $1.05 billion for the same period ended August 4, 2007. The company's comparable store sales for July 2008 decreased 11 percent compared with a 7 percent decrease for July 2007.

Comparable store sales by division for July 2008 were as follows:

Gap North America: negative 6 percent versus positive 2 percent last year

Banana Republic North America: negative 8 percent versus positive 1 percent last year

Old Navy North America: negative 16 percent versus negative 18 percent last year

International: negative 9 percent versus positive 11 percent last year

"In July, we focused on clearing through remaining summer product and preparing our stores for fall deliveries," said Sabrina Simmons, chief financial officer of Gap Inc.  "We're pleased that we delivered merchandise margins significantly above last year."

Second Quarter Sales Results

For the thirteen weeks ended August 2, 2008, total company net sales were $3.50 billion, which is a decrease of 5 percent as compared with net sales of $3.69 billion for the thirteen weeks ended August 4, 2007. The company's second quarter comparable store sales decreased 10 percent compared with a decrease of 5 percent in the second quarter of the prior year.

Comparable store sales by division for the second quarter of fiscal year 2008 were as follows:

Gap North America: negative 6 percent versus negative 6 percent last year

Banana Republic North America: negative 6 percent versus positive 4 percent last year

Old Navy North America: negative 16 percent versus negative 9 percent last year

International: negative 6 percent versus positive 3 percent last year

Second Quarter and Fiscal Year Earnings Guidance

The company expects diluted earnings per share on a GAAP basis for the second quarter to be $0.30 to $0.31.

The company is increasing its guidance for earnings per share on a GAAP basis for fiscal year 2008 to $1.30 to $1.35 from its previous guidance of $1.20 to $1.27.

For more detailed information regarding the company's July 2008 sales, please call 1-800-GAP-NEWS to listen to Gap Inc.'s monthly sales recording. International callers may call 706-634-4421.

Gap Inc. will release its second quarter earnings via press release on August 21, 2008, at 1:30 p.m. Pacific Time. In addition, the company will host a summary of Gap Inc.'s second quarter results in a live conference call and webcast at approximately 2:00 p.m. Pacific Time. The conference call can be accessed by calling 800-374-0168 and international callers may dial 706-634-0994. The webcast can be accessed at www.gapinc.com.

August Sales

The company will report August sales on September 4, 2008.

Forward-Looking Statements

This press release and related recording contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements. Words such as "expect," "anticipate," "believe," "estimate," "intend," "plan," "project," and similar expressions also identify forward-looking statements. Forward-looking statements include statements regarding: (i) diluted earnings per share on a GAAP basis for the second quarter of fiscal 2008 and (ii) diluted earnings per share on a GAAP basis for fiscal year 2008.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause the company's actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the following: the risk that additional information may arise during the company's close process or as a result of subsequent events that would require the company to make adjustments to the financial information; the risk that the adoption of new accounting pronouncements will impact future results; the risk that the company will be unsuccessful in gauging fashion trends and changing consumer preferences; the highly competitive nature of the company's business in the United States and internationally and its dependence on consumer spending patterns, which are influenced by numerous other factors; the risk that the company will be unsuccessful in identifying and negotiating new store locations and renewing leases for existing store locations effectively; the risk that comparable store sales and margins will experience fluctuations; the risk that the company will be unsuccessful in implementing its strategic, operating and people initiatives; the risk that adverse changes in the company's credit ratings may have a negative impact on its financing costs, structure and access to capital in future periods; the risk that changes to the company's IT systems may disrupt its operations; the risk that trade matters, events causing disruptions in product shipments from China and other foreign countries, or an inability to secure sufficient manufacturing capacity may disrupt the company's supply chain or operations; the risk that the company's efforts to expand internationally through franchising and similar arrangements may not be successful and could impair the value of its brands; the risk that acts or omissions by the company's third party vendors, including a failure to comply with the company's code of vendor conduct, could have a negative impact on the company's reputation or operations; the risk that the company does not repurchase some or all of the shares it anticipates purchasing pursuant to its repurchase program; and the risk that the company will not be successful in defending various proceedings, lawsuits, disputes, claims, and audits; any of which could impact net sales, costs and expenses, and/or planned strategies. Additional information regarding factors that could cause results to differ can be found in the company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008. Readers should also consult the company's quarterly report on Form 10-Q for the fiscal quarter ended May 3, 2008.

These forward-looking statements are based on information as of August 7, 2008. The company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

About Gap Inc.

Gap Inc. is a leading international specialty retailer offering clothing, accessories and personal care products for men, women, children and babies under the Gap, Banana Republic, Old Navy, and Piperlime brand names. Fiscal 2007 sales were $15.8 billion. Gap Inc. operates more than 3,100 stores in the United States, the United Kingdom, Canada, France, Ireland and Japan. In addition, Gap Inc. is expanding its international presence with franchise agreements for Gap and Banana Republic in Asia, Europe, and the Middle East. For more information, please visit gapinc.com.

Investor Relations:

Evan Price

415-427-2161

Media Relations:

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